SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 9 TO SCHEDULE 13D)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PARALLEL PETROLEUM CORPORATION
____________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share
____________________________________________________

(Title of Class of Securities)

699157103
____________________________________________________

(CUSIP NUMBER)

Wes-Tex Drilling Company, L.P.
400 Pine Street, Suite 700
Attn: Dewayne Chitwood
(915) 677-9121
____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2000
____________________________________________________

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) and 13d-1(g) check the following box [ ]

CUSIP No. 669157103	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Wes-Tex Drilling Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,246,773
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,246,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,246,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 669157103	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Wes-Tex Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,246,773
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,246,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,246,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* OO - Limited Liability Company

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 669157103	13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dewayne Chitwood, Executor of the Myrle Greathouse Estate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 433,284
8	SHARED VOTING POWER 1,246,773
9	SOLE DISPOSITIVE POWER 433,284
10	SHARED DISPOSITIVE POWER 1,246,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,680,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 9 TO SCHEDULE 13D

          This Amendment No. 9 to Schedule 13D (this "Amendment") is being filed on behalf of Wes-Tex Drilling Company, L.P., a Texas limited partnership (the "Partnership"), Wes-Tex Holdings, LLC, a Texas limited liability company (the "General Partner"), and Dewayne Chitwood, Executor of the Myrle Greathouse Estate (the "Executor", together with the Partnership and the General Partner, the "Reporting Persons"), as an amendment to the initial statement on Schedule 13D, as amended, relating to the beneficial ownership by the Reporting Persons of the common stock, par value $0.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "Schedule 13D"). In connection with the death of Myrle Greathouse on December 29, 2000, this Amendment is being filed to report that the shares previously beneficially owned by Mr. Greathouse are currently beneficially owned by the Executor. In addition, this Amendment is also being filed to reflect the conversion of the Partnership from a corporation to a limited partnership. Consequently, the Schedule 13D is amended and supplemented as follows:

Item 2.          Identity and Background.

          Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          This Schedule 13D is being filed by the Partnership, a Texas limited partnership, the General Partner, a Texas limited liability company, and the Executor with respect to the shares of Common Stock beneficially owned by them. The Myrle Greathouse Estate (represented by the Executor) is the sole member of the General Partner, which is the sole general partner of the Partnership.

          The business address of each of the Partnership and the General Partner is the First National Bank Building, 400 Pine Street, Suite 700, Abilene, Texas 79601. The business address of the Executor is the First National Bank Building, 400 Pine Street, Suite 700, Abilene, Texas 79601. The principal business activities of each of the Partnership and the General Partner is the exploration for and the development and production of oil and natural gas for their own accounts. Until the Partnership sold its contract drilling business in 1997, the Partnership was also engaged in providing contract drilling services to major and independent oil and gas companies, including the Issuer. The present principal occupation of the Executor is President and Chief Executive Officer of the General Partner. The Executor is a citizen of the United States of America.

          Neither the Partnership nor the General Partner, nor any of their respective executive officers, partners, members or managers, nor the Executor, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          On April 8, 1998, the Issuer closed a private placement of 600,000 shares of $.60 Cumulative Convertible Preferred Stock (the "Old Preferred Stock") to a total of eight accredited investors. All of the shares of Old Preferred Stock were purchased for cash at a price of $10.00 per share. All of the purchases were made with available working capital, and all of the accredited investors purchased the Old Preferred Stock on the same terms. In connection with this transaction, the Partnership purchased 100,000 of the Old Preferred Stock.

          On October 16, 1998, all of the holders of the Old Preferred Stock (including the Partnership) surrendered all of the shares of the Old Preferred Stock to the Issuer in exchange for the Issuer's issuance of a like number of shares of a newly created class of preferred stock designated as 6% Convertible Preferred Stock, par value $0.10 per share (the "New Preferred Stock"). After the exchange, the Partnership was the record holder of 100,000 shares of the New Preferred Stock. All outstanding shares of the Old Preferred Stock were cancelled by the Issuer and restored to the status of authorized but unissued preferred stock.

          The rights, privileges and preferences of the New Preferred Stock are substantially identical to the rights, privileges and preferences of the Old Preferred Stock, except that the initial conversion price of the New Preferred Stock is $3.50 per share, while the initial conversion price of the Old Preferred Stock was $6.40 per share.

          On October 30, 1998, the Issuer privately placed an additional 374,500 shares of New Preferred Stock. Of the 374,500 shares of New Preferred Stock that were sold by the Issuer, 10,000 shares were purchased by the Partnership. All purchases made by the Partnership were paid for in cash from available working capital. The New Preferred Stock was purchased on the same terms as all other investors.

Item 4.          Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Each of the Reporting Persons acquired beneficial ownership of the Old Preferred Stock and the New Preferred Stock (and the underlying shares of the Common Stock) for investment purposes. In the future, each of the Reporting Persons may acquire or dispose of additional shares of the Common Stock for its account, either through open market or privately negotiated transactions. Any such future transactions will be made by such Reporting Person in light of the then current financial condition and prospects of the Issuer, the market price of shares of the Common Stock, the financial condition of such Reporting Person and certain other relevant factors.

          Other than as described above, none of the Reporting Persons has any present plans or proposals that would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or managers of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

Each of the Partnership and the General Partner is the beneficial owner of 1,246,773 shares of Common Stock, or approximately 6.1% of the Issuer's shares of issued and outstanding Common Stock. The shares of Common Stock beneficially owned by the Partnership and the General Partner include:

	(1)	314,285 shares of Common Stock that may be acquired upon conversion of 110,000 shares of the New Preferred Stock; and

	(2)	932,488 shares of Common Stock.

The Executor is the beneficial owner of 1,680,057 shares of Common Stock, or approximately 8.2% of the Issuer's shares of issued and outstanding Common Stock. The shares of Common Stock beneficially owned by the Executor include:

	(1)	628,569 shares of Common Stock that may be acquired upon conversion of 220,000 shares of the New Preferred Stock;

	(2)	953,988 shares of Common Stock; and

	(3)	97,500 shares of Common Stock that may be acquired upon the exercise of currently exercisable options.

(b)

The Executor has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, 433,284 shares of the Common Stock. The Reporting Persons share the power to vote or direct the vote of 1,246,773 shares of the Common Stock. In addition, the Reporting Persons share the power to dispose or direct the disposition of 1,246,773 shares of the Common Stock.

(c)	None of the Reporting Persons has been a party to any transaction involving the Issuer's securities in the last sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.          Material to be Filed as Exhibits.

          None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct .

Dated: May 31, 2001

WES-TEX DRILLING COMPANY, L.P.

By:  WES-TEX HOLDINGS, LLC,
     its General Partner

     By:  /s/ DEWAYNE CHITWOOD
          Dewayne Chitwood
          President and Chief Executive
          Officer

WES-TEX HOLDINGS LLC

     By:  /s/ DEWAYNE CHITWOOD
          Dewayne Chitwood
          President and Chief Executive Officer

/s/ DEWAYNE CHITWOOD
          Dewayne Chitwood, Executor of the
          Myrle Greathouse Estate